

Mail Stop 3720

August 24, 2006

Jan Aaron Sigurgeirson
President
Coastal Media Inc.
1574 Gulf Road #3094
Point Roberts, WA 98281

> **Re: Coastal Media Inc.**
> **Amendment No. 1 to Form SB-2**
> **Filed August 16, 2006**
> **File No. 333-135852**

Dear Mr. Sigurgeirson:

We have reviewed the above filing and your response letter dated August 15, 2006 and we have the following comments. Where indicated, we think you should revise your Form SB-2 in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all page number references are to the marked version of the First Amendment to the Form SB-2.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form SB-2

Cover Page, page 3

1.   Further clarify your statement that "no fractional shares will be sold" to indicate that a purchaser will be required to buy an even number of shares in the offering.

2.   Revise to clarify that the bank account will not only be used to deposit funds, but to withdraw funds in order to pay your $6,000 in offering expenses prior to the successful completion of your offering.

Summary of Prospectus, page 5

3.   We note your responses to prior comments 7 and 8, and your changes throughout indicating that if the offering is terminated funds would be returned within 7 days (before you indicated that funds would be returned "promptly"). Make clear whether you mean "within 7 days" when using the term "promptly" to describe the return of funds to investors if the offering is extended.

4.   We note the addition of a risk factor on page 11, including the disclosure that circumstances might force you to use some or all of the funds in the bank account prior to the successful completion of the offering. Revise the summary section, and the risk factor on page 11, to clarify the "circumstances" that could lead to your directors withdrawing money from the bank account prior to the completion of the offering.

5.   We note your response to prior comment 10; however, there is a risk that your expenses may exceed $6,000. If the offering is not successful and your expenses exceed your cash on hand, there is a risk that investors will receive less back than their original investment. Therefore, we continue to believe appropriate risk factor disclosure is warranted.

                        *   *   *   *

        Please amend your Form SB-2 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Please contact Derek Swanson, Attorney-Adviser, at (202) 551-3366, or me at (202) 551-3810 with any questions.

                                                Sincerely,

                                                Larry Spirgel
                                                Assistant Director